Katherine Wray

Attorney-Advisor

Office of Information Technologies and Services

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

October 11, 2017

Re:	StartEngine Crowdfunding, Inc.
Offering Statement on Form 1-A
File No. 024-10738

Dear Ms. Wray:

On behalf of StartEngine Crowdfunding, Inc (the “Company”), I hereby request qualification of the above-referenced offering statement at 2:30 p.m., Eastern Time, on October 13, 2017, or as soon thereafter as is practicable.

Sincerely,

/s/ Howard Marks

Howard Marks

Chief Executive Officer